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                                  UNITED STATES                  SEC File No.
                         SECURITIES EXCHANGE COMMISSION          0-10552
                             WASHINGTON, D.C. 20549

                                                                 CUSIP No.
                                   FORM 12B-25                   806530101

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  ( ) Form 10-K  ( ) Form 20-F  ( ) Form 11-K  (X) Form 10-Q
( ) Form N-SAR


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION:

Scherer Healthcare, Inc.
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Full Name of Registrant

2859 Paces Ferry Road, Suite 300
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Address of Principal Executive Office

Atlanta, Georgia 30339
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
(X) 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.


PART III - NARRATIVE

     Scherer Healthcare, Inc.'s Form 10Q for the period ended December 31, 1995 could not be filed due to delays in completion of the financial statements. This could not be avoided without unreasonable effort or expense.


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PART IV - OTHER INFORMATION

(1) Name and Telephone number of person to contact in regard to this notification

               Gary W. Ruffcorn             (770)            333-0066
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                  (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?  If the answer is no,  identify report(s).     (X) Yes  ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                            ( ) Yes  (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            SCHERER HEALTHCARE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 1996          By: /s/ Robert P. Scherer, Jr.
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                                      Robert P. Scherer, Jr.

                                      Chairman